5/16/02

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 16, 2002

REPSOL YPF, S.A.

(Exact name of Registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

REPSOL YPF, S.A.

TABLE OF CONTENTS

TO THE NATIONAL SECURITIES MARKET COMMISION (*COMISIÓN NACIONAL DEL MERCADO DE VALORES*)

Mr. Ramón Blanco Balín, holder of ID No. 12210124-E, Corporate Vice President of Repsol YPF, S.A. (hereinafter "Repsol YPF"), domiciled in Madrid, Paseo de la Castellana 278, pursuant to article 82, Law 24/1998 of the Securities Market, appears before this National Securities Market Commission, and hereby declares the following:

SIGNIFICANT EVENT

The Board of Directors of Repsol YPF, in its meeting of May 14, 2002, has approved, among other things, to authorize its President to negotiate the sale of a block of shares of Gas Natural SDG, S.A. (hereinafter "Gas Natural") consisting of up to 23% of the capital stock of such company, equivalent to 102,988,486 shares, par value €1.00 per share.

To date, the Repsol YPF Group owns 47,042% (210,643,172 shares) of the capital stock of Gas Natural, accordingly, upon closing the sale, Repsol YPF's stake in Gas Natural will be 24.02%

A. Characteristics of the Sale

The sale of the aforementioned shareholding participation will be implemented through a transaction with the following characteristics:

Target of the Offering

The offering will only be targeted at one Institutional Group consisting solely of institutional investors, which could either be institutional investors domiciled in Spain (such as Pension Funds, Insurance Companies, Credit Institutions, Brokerage Agencies, Real Estate Investment Companies, Real Estate Investment Funds, entities authorized pursuant to articles 64 and 65 of the Securities Market Law to administer investment portfolios of third parties and other companies whose activity is the continuous holding of variable income portfolios) or non-domiciled in Spain, at which an institutional offering is directed in accordance with international market practice and applicable laws.

Mechanics of the offering

The placement of the Private Offering of Sale of Shares will be implemented through the accelerated bookbuilding method, which is expected to last two business days, as described in the respective Summarized Prospectus (*Folleto Informativo Reducido)*

B.- Shareholders' Agreement

Upon closing the sale, the agreements between the two main shareholders of Gas Natural will be as follows:

Concurrently with the reduction of Repsol YPF's participation in the capital stock of Gas Natural, Repsol YPF and "la Caixa" have entered into an agreement amending the shareholders' agreement dated as of January 11, 2000, which regulated their respective shareholdings in Gas Natural and Enagás, S.A., their representation in the governance bodies of both companies and established certain industrial management guidelines.

In the amendment, both parties commit to maintain the transparency, independency and professionalism in the management of Gas Natural and confirm the adherence to the "joint control" structure of Gas Natural as recognized by the Directorate General of Economic Policy for the Defense of Competition on March 10, 2000.

The conduct principles contained in the agreement of January 11, 2000 are incorporated and updated in the new agreement, as required.

With regard to the management of Gas Natural, it is expected that its board of directors will consist of twelve members, of which Repsol YPF will nominate four members, "la Caixa" will nominate another four members and the remaining four will be independent members to be nominated by both Repsol YPF and "la Caixa".

"La Caixa" will nominate the person to be appointed as Chairman, while Repsol YPF will nominate the Vice-Chairman.

C.- Economic Impact and Use of Proceeds

Economic Impact

Upon closing of the sale pursuant to the Private Offering, the Repsol YPF Group expects to recognize an after-tax net gain of €1,060 million and write off approximately €52 million of goodwill.

The change in the consolidation method of Gas Natural, which thereafter will be made by the proportional integration method instead of the global integration method used until now, is expected to reduce Repsol YPF's financial debt by approximately €2,890 million as well as minority interests outstanding by approximately €2,335 million.

Use of Proceeds

The proceeds obtained through the sale pursuant to the Private Offering, will be principally used in the reduction of Repsol YPF's financial debt. In this regard, total reduction in financial debt, including the effect of the sale pursuant to the Offering and the change in consolidation method, is expected to be around €4.900 million.

Consequently, the debt-to-book ratio is expected to decrease from 43.4% to 37%, increasing, at the same time, net liquidity by €1,067 million.

Note: the amounts indicated above have been calculated based on the average price of Gas Natural shares on May 14, 2002.

Madrid, May 16, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Repsol YPF, S.A.

Date: May 16, 2002

By: ______________________

Name: Carmelo de las Morenas

Title: Chief Financial Officer